EXHIBIT 99.6

CONSENT OF JOHN T. SIEGEL

I hereby consent to the references to, and information with respect to, me in my capacity as a proposed member of the Board of Directors of the Registrant wherever such references and information appear in the Registration Statement, including the Proxy Statement/Prospectus constituting a part thereof, and all amendments thereto.

/S/ JOHN T. SIEGEL
John T. Siegel

Alexandria, Virginia

September 27, 2004